As filed with the Securities and Exchange Commission on June 29, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 1-9044

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUKE 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DUKE REALTY CORPORATION

600 East 96th Street, SUITE 100

INDIANAPOLIS, INDIANA 46240

DUKE 401(k) PLAN

Financial Statements with Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon

DUKE 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Associate Benefits Committee

Duke 401(k) Plan:

We have audited the accompanying statements of assets available for plan benefits of Duke 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of Duke 401(k) Plan as of December 31, 2010 and 2009, and the changes in assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i – schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

Indianapolis, Indiana

June 29, 2011

DUKE 401(k) PLAN

Statements of Assets Available for Plan Benefits

December 31, 2010 and 2009

	2010	2009
Assets held by trustee:
Investments, at fair value:
Money market funds	$3,071,812	3,480,422
Mutual funds	61,600,013	52,302,298
Common and preferred stock	18,457,873	18,450,509
U.S. Treasury notes	23,058	17,354
Loans to participants	1,754,344	1,676,885
Contributions receivable:
Employer discretionary	1,185,300	—
Other receivable:
Receivables from clearing organizations	6,120	—

Assets available for plan benefits	$86,098,520	75,927,468

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Contributions:
Participants’ salary deferral	$5,174,198	5,727,719
Employer matching of salary deferral	32,272	1,661,513
Employer discretionary	1,185,300	—
Participants’ rollover	112,897	75,984

Total contributions	6,504,667	7,465,216

Investment income:
Net appreciation in fair value of investments	7,398,525	14,201,801
Interest and dividends	2,181,564	2,193,870

Total investment income	9,580,089	16,395,671

	16,084,756	23,860,887

Deductions from assets attributed to:
Benefits paid to participants	5,872,830	8,642,949
Administrative fees	40,874	37,391

Total deductions	5,913,704	8,680,340

Net increase	10,171,052	15,180,547

Assets available for plan benefits:
Beginning of year	75,927,468	60,746,921

End of year	$86,098,520	75,927,468

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)	Description of Plan

The following description of the Duke 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan sponsored by Duke Realty Corporation (the Employer) covering all employees who are age 18 years or older and have met the service requirement as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percentage that may be contributed, not to exceed 75% of a participant’s compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Plan currently offers each participant investment options including a number of mutual funds, common stock of the Employer, a money market fund, and a self-directed fund, which allows participants to direct their contributions into investments of their choice. Prior to July 1, 2009, the Employer matched participant contributions annually up to 3% of total compensation, for participants with less than 10 years of service, and participant contributions annually up to 5% of total compensation for participants with at least 10 years of service and not at a management level of senior vice president or higher. The Employer matching contribution is limited to a participant’s first $245,000 of compensation. Effective June 2, 2008, this contribution is invested in the common stock of the Employer unless the participant elected to have the Employer matching contribution invested in other investment options. Effective July 1, 2009, the Employer suspended the Employer match. The Employer may also make discretionary contributions to the Plan to be invested in the common stock of the Employer. Participants are able to transfer all Employer contributions to an investment option of their choice. The Employer declared a discretionary contribution of $1,185,300 in 2010 to be paid in 2011.

(c)	Participant Accounts

Each participant’s account is credited (debited) with the participant’s contribution, the Employer matching contribution, allocations of the Employer’s discretionary contribution (when applicable), and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in discretionary contributions, matching contributions, and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service. Participants who terminate employment due to retirement after age 59 1/2, by death, or by total or permanent disability are automatically considered fully vested.

(e)	Benefits

Upon termination of service or retirement, a participant’s vested account balance is to be distributed in a lump-sum payment, and/or they can receive Employer stock for the portion of their vested account balance that was in Employer stock within 90 days of written request.

(f)	Forfeitures

Participants who terminate employment forfeit any nonvested portion of their account. Forfeitures are used to reduce the Employer matching contributions. In 2010 and 2009, Employer contributions were reduced by $0 and $65,000, respectively, from forfeited nonvested accounts. As of December 31, 2010 and 2009, there is $17,178 and $46,553, respectively, of additional forfeitures that have not yet been used to reduce Employer matching contributions.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)	Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, except for the cash basis recording of benefits paid.

(c)	Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 7 for discussion of fair value measurements.

Net appreciation in fair value of investments is reflected in the statements of changes in net assets available for benefits and includes realized gains and losses on investments bought and sold and the change in appreciation from one period to the next. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.

(d)	Administrative Expenses

In service withdrawal fees, participant loan origination fees, participant loan maintenance fees, Employer stock trustee fees, and Employer stock sale/purchase fees are charged to participant’s accounts as incurred.

(e)	Loans

Participant loans are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Under terms of the loan agreements, loans must be repaid in not more than five years, unless used to acquire a principal residence. Interest rates are fixed at the prime rate plus 1%, and range from 4.25% to 9.5%. Loans are valued at amortized cost, which materially approximates fair value.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination by the Employer, participants will become 100% vested in their accounts.

In 2009, the Plan sponsor carried out a series of independent terminations of certain employee groups. Although each instance did not constitute a partial termination of the Plan, the plan administrator determined that all of those terminations combined constituted a partial termination of the Plan. Some of the forfeitures of employer contributions resulting from these terminations were used to reduce employer contributions to the Plan. However, since these events in combination were considered a partial plan termination, unvested funds of the affected terminated employees should have immediately vested to the employee and not been forfeited.

In 2010, the plan administrator identified those employees affected by the partial plan termination and determined the amount of forfeited contributions to be $112,187, plus earnings of $13,228, to be returned to these former employees. The Plan sponsor utilized $83,268 from the forfeiture account balance and funded the additional $42,147 with a contribution to the Plan to fulfill the payout to these former employees.

(4)	Investments

The following table represents the fair value of individual investments that exceed 5% of the Plan’s assets available for plan benefits as of December 31:

	2010	2009
Calamos Growth Fund	$4,358,225	N/A
Duke Realty Corporation Common Stock	16,011,660	16,463,730
Fidelity Balanced Fund	N/A	3,800,045
Fidelity Diversified International Fund	N/A	6,292,163
Fidelity Spartan Total Market Index Fund	4,704,479	3,981,513
Goldman Sachs Mid Cap Value CL A	5,317,328	4,185,613
Growth Fund of America	7,203,342	6,636,728
Janus Overseas I	7,016,829	N/A
Pimco Total Return Fund – Admin Class	6,467,967	5,299,305
Royce Low-Priced Stock Fund – Inv Class	5,221,814	4,030,987
Van Kampen Growth and Income Fund	5,139,877	4,279,926

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2010	2009
Common and preferred stock	$803,138	3,207,411
Mutual funds	6,594,969	10,992,319
U.S. Treasury notes	418	2,071

	$7,398,525	14,201,801

(5)	Nonparticipant-Directed Investments

The Plan was amended effective March 1, 2002, to allow participants to transfer all or any part of their nonparticipant-directed investments to participant-directed investments.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 23, 2005 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. The financial statement effects are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

(7)	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date.

Level 2	Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

Level 3

Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Money market funds, equity securities, and U.S. treasury notes: Valued at the closing price reported on the active market on which the individual investments are traded.

Mutual Funds: Valued at closing price reported on the active market on which the individual funds are traded.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2010 and 2009.

December 31, 2010
Assets	Level 1	Level 2	Level 3	Total
Investments at fair value:
Money Market Funds	$3,071,812	—	—	3,071,812
Mutual funds	61,600,013	—	—	61,600,013
Common and preferred stock	18,457,873	—	—	18,457,873
U.S. Treasury notes	23,058	—	—	23,058

Outstanding at December 31, 2010	$83,152,756	—	—	$83,152,756

December 31, 2009
Assets	Level 1	Level 2	Level 3	Total
Investments at fair value:
Money Market Funds	$3,480,422	—	—	3,480,422
Mutual funds	52,302,298	—	—	52,302,298
Common and preferred stock	18,450,509	—	—	18,450,509
U.S. Treasury notes	17,354	—	—	17,354

Outstanding at December 31, 2010	$74,250,583	—	—	$74,250,583

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(8)	Party-in-Interest Transactions

The following investment funds are sponsored by Fidelity Investments, the Trustee: Fidelity Retirement Money Market Portfolio, Fidelity Balanced Fund, Fidelity Diversified International Fund, Fidelity Freedom Funds, Fidelity Freedom Income Fund, Fidelity Inflation-Protected Bond Fund, and Fidelity Spartan Total Market Index Fund. Participant loans are made with individual participants of the Plan, and investments are made in the common stock of the Employer. Therefore, transactions in these investments are considered to be party-in-interest transactions.

(9)	Concentrations

At December 31, 2010 and 2009, approximately 19% and 22%, respectively, of assets available for plan benefits are invested in the Employer’s common stock.

(10)	Risks and Uncertainties

The Plan offers various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for plan benefits.

(11)	Subsequent Events

Effective January 1, 2011, the Employer reinstated the 401(k) match. The Employer now matches participant contributions annually up to 2% of total compensation for all employees.

Schedule

DUKE 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2010

Party-in- interest	Identity	Description of investment	Current value
	Money market funds:
*	Fidelity	Fidelity Retirement Money Market Portfolio	$2,597,834
	Mutual funds:
	Calamos	Calamos Growth Fund	4,358,225
*	Fidelity	Fidelity Balanced Fund	4,215,708
*	Fidelity	Fidelity Freedom 2005 Fund	84,278
*	Fidelity	Fidelity Freedom 2010 Fund	55,115
*	Fidelity	Fidelity Freedom 2015 Fund	946,797
*	Fidelity	Fidelity Freedom 2020 Fund	1,461,154
*	Fidelity	Fidelity Freedom 2025 Fund	990,044
*	Fidelity	Fidelity Freedom 2030 Fund	1,256,552
*	Fidelity	Fidelity Freedom 2035 Fund	1,123,943
*	Fidelity	Fidelity Freedom 2040 Fund	893,382
*	Fidelity	Fidelity Freedom 2045 Fund	454,477
*	Fidelity	Fidelity Freedom 2050 Fund	230,336
*	Fidelity	Fidelity Freedom Income Fund	463,319
*	Fidelity	Fidelity Inflation-Protected Bond Fund	2,467,601
*	Fidelity	Fidelity Spartan Total Market Index Fund	4,704,479
	Goldman Sachs	Goldman Sachs Mid-Cap Value CL A	5,317,328
	American	Growth Fund of America	7,203,342
	Janus	Janus Overseas I	7,016,829
	Pimco	Pimco Total Return Fund – Admin Class	6,467,967
	Royce	Royce Low-Priced Stock Fund – Inv Class	5,221,814
	TRP	TRP Mid-Cap Growth	338,857
	Van Kampen	Van Kampen Growth and Income Fund	5,139,877

			$60,411,424

	Common and preferred stock:
*	Duke Realty Corporation	Common and preferred stock	$16,011,660
	Participant Directed Brokerage Account		$4,131,838
	Loans to participants:
*	N/A	Participant loans at interest rates ranging
		from 4.25% to 9.25%	$1,754,344
*	Denotes party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DUKE 401(k) PLAN

Date: June 29, 2011	/s/ Denise K. Dank
Denise K. Dank Sr. Vice President of Human Resources Chairman, Associate Benefits Committee